SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2003

O2 MICRO INTERNATIONAL LIMITED

Grand Pavilion Commercial Centre, West Bay Road

P.O. Box 32331 SMB, George Town

Grand Cayman, Cayman Islands

(345) 945-1110

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

O2 MICRO INTERNATIONAL LIMITED

PART I.	FINANCIAL INFORMATION

Item 1.	Financial Statements

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousand U.S. Dollars, Except Share Amounts)

	March 31, 2003	December 31, 2002
	(Unaudited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$72,848	$69,334
Restricted cash	1,882	2,019
Short-term investments	35,996	42,675
Accounts receivable—net	9,859	7,595
Inventories	8,208	6,967
Prepaid expenses and other current assets	3,161	2,891

Total Current Assets	131,954	131,481

INVESTMENT IN SHARES OF STOCKS	7,724	5,985

FIXED ASSETS—NET	5,668	5,611

CONVERTIBLE LOANS TO 360° WEB LTD.	—	1,750

RESTRICTED ASSETS	2,373	—

OTHER ASSETS	1,479	1,009

TOTAL ASSETS	$149,198	$145,836

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Notes and accounts payable	$5,816	$5,202
Income taxes payable	2,142	1,957
Current portion of obligations under capital lease	5	7
Accrued expenses and other current liabilities	5,171	3,522

Total Current Liabilities	13,134	10,688
OBLIGATIONS UNDER CAPITAL LEASE—NET OF CURRENT PORTION	—	—

Total Liabilities	13,134	10,688

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preference shares at $0.001 par value per share
Authorized—5,000,000 shares	—	—
Ordinary shares at $0.001 par value per share
Authorized—95,000,000 shares
Issued—38,875,888 and 38,857,094 shares including 798,200 and 720,700 shares of treasury stock as of March 31, 2003 and December 31, 2002, respectively	39	39
Treasury stock	(7,470)	(6,823)
Additional paid-in capital	133,063	133,016
Accumulated other comprehensive loss	(863)	(692)
Retained earnings	11,295	9,608

Total Shareholders’ Equity	136,064	135,148

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$149,198	$145,836

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited)

(In Thousand U.S. Dollars, Except Per Share Amounts)

	Three Months Ended March 31
	2003	2002
NET SALES	$19,341	$16,103
COST OF SALES	8,384	5,745

GROSS PROFIT	10,957	10,358

OPERATING EXPENSES
Research and development (exclusive of amortization of deferred stock compensation of $0 and $14 for the three months ended March 31, 2003 and 2002, respectively)	4,912	4,572
Selling, general and administrative (exclusive of amortization of deferred stock compensation of $0 and $6 for the three months ended March 31, 2003 and 2002, respectively)	4,319	2,664
Stock-based compensation	—	20

Total Operating Expenses	9,231	7,256

INCOME FROM OPERATIONS	1,726	3,102

NON-OPERATING INCOME (EXPENSES)
Interest income	279	654
Impairment loss on investment in shares of stocks	(11)	(100)
Interest expense	(1)	(1)
Other—net	(36)	(139)

Total Non-operating Income	231	414

INCOME BEFORE INCOME TAX	1,957	3,516
INCOME TAX EXPENSES	270	487

NET INCOME	1,687	3,029

OTHER COMPREHENSIVE INCOME (LOSS)
Translation adjustments on subsidiaries	(256)	(18)
Unrealized gain (loss) on available-for-sale securities	84	(177)

Total Other Comprehensive Loss	(172)	(195)

COMPREHENSIVE INCOME	$1,515	$2,834

EARNINGS PER SHARE:
Basic	$0.04	$0.08

Diluted	$0.04	$0.08

SHARES USED IN EARNINGS PER SHARE CALCULATION:
Basic (in thousands)	38,091	38,289

Diluted (in thousands)	38,828	40,354

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In Thousand U.S. Dollars)

	Three Months Ended March 31
	2003	2002
OPERATING ACTIVITIES
Net income	$1,687	$3,029
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	602	396
Amortization of deferred stock compensation	—	20
Amortization of stock options granted for services	32	20
Loss on sale of short-term investments	—	46
Deferred income tax assets	69	23
Impairment of investment in shares of stock	11	100
Loss on sale of fixed assets	66	5
Changes in operating assets and liabilities:
Accounts receivable—net	(2,264)	(972)
Inventories	(1,241)	(748)
Prepaid expenses and other current assets	(370)	(103)
Notes and accounts payable	614	238
Income taxes payable	185	459
Accrued expenses and other current liabilities	1,649	683

Net Cash Provided by Operating Activities	1,040	3,196

INVESTING ACTIVITIES
Convertible loans to 360° Web Ltd.	—	(1,000)
Receivables from employee cash advance	(124)	(400)
Acquisitions of:
Fixed assets	(717)	(957)
Short-term investments	(11,318)	(91,194)
(Increase) decrease in:
Restricted assets	(2,373)	—
Restricted cash	137	(429)
Other assets	(363)	33
Proceeds from:
Sale of short-term investments	18,081	31,133
Sale of fixed assets	1	3

Net Cash Provide by (Used in) Investing Activities	3,324	(62,811)

FINANCING ACTIVITIES
Acquisitions of treasury stock	(647)	—
Proceeds from:
Exercise of stock options	47	602
Issuance of shares for warrants exercised	—	157
Payment of principal of capital leases	(2)	(4)

Net Cash Provided by (Used in) Financing Activities	(602)	755

EFFECTS OF CHANGES IN FOREIGN EXCHANGE RATE	(248)	(14)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,514	(58,874)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	69,334	98,814

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$72,848	$39,940

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
Cash paid for interest	$1	$1

Cash paid for tax	$8	$3

NON-CASH INVESTING AND FINANCING ACTIVITIES
Convertible loans to 360° Web Ltd. transferred to investment in shares of stock	$1,750	$—

Unrealized gain (loss) on short-term investments	$84	($117)

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and, in management’s opinion, include all adjustments, consisting only of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto included in the Company’s Form 20-F for the year ended December 31, 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.    Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

b.    Restricted Assets

The Company classifies deposits made for customs, collateral for obtaining foundry capacity, line of credit, office leases and Taiwan court cases as restricted assets and classifies as a current asset if the deposit is refundable within a twelve-month period.

c.    Revenue recognition

Revenue from product sales to customers, other than distributors, is recognized at the time of shipment when title and right of ownership transfers to customers, including revenue that has been realized and earned. The four criteria for revenue being realized and earned are the existence of evidence of sale, actual shipment, fixed or determinable selling price, and reasonable assurance of collectibility.

Allowances for sales return and discounts are provided at the time of the recognition of the related revenues on the basis of experience and these provisions are deducted from sales.

In certain limited instances, the Company sells its products through distributors. The Company has limited control over these distributors’ selling of products to third parties. Accordingly, the Company recognizes revenue on sales to distributors when the distributors sell the Company’s products to third parties. Thus, products held by distributors are included in the Company’s inventory balance.

The Company provides its distributors with limited product rotation and price protection rights for products held in distributors’ inventory. To date, the Company has given no price adjustments to its distributors.

d.    Research and development

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of new knowledge that will be useful in developing new products or processes, or at significantly enhancing existing products or production processes as well as expenditures incurred for the design, testing of product alternatives or construction of prototypes. All expenditures related to research and development activities of the Company are charged to income when incurred.

e.    Stock-based compensation

The Company has elected to follow Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees” and complies with the disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” for its employee stock options. Under APB No. 25, compensation expense is measured based on the difference, if any, on the date of the grant, between the fair value of the Company’s stock and the exercise price.

f.    Comprehensive income

The Company has adopted the provisions of SFAS No. 130, “Reporting Comprehensive Income”. Comprehensive income, as defined, includes all changes in equity during a period from non-owner sources.

g.    Earnings per share

Basic earnings per share is calculated using the average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using either the “as if converted” method for convertible preference shares or the treasury stock method for options and warrants.

h.    Recent accounting pronouncements

In January 2003, the Financial Accounting Standard Board (“FASB”) issued Interpretation (“FIN”) 46, “Consolidation of Variable Interest Entities—an Interpretation of Accounting Research Bulletin (“ARB”) No. 51.” FIN 46 requires the primary beneficiary to consolidate a variable interest entity (“VIE”) if it has a variable interest that will absorb a majority of the entity’s expected losses if they occur, receive a majority of the entity’s expected residual returns if they occur, or both. FIN 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which the entity obtains an interest after that date. For VIEs acquired before February 1, 2003, the effective date for the Company is July 1, 2003. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

In November 2002, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” related to the timing of revenue recognition for arrangements in which goods or services or both are delivered separately in a bundled sales arrangement. The EITF requires that when the deliverables included in this type of arrangement meet certain criteria they should be accounted for separately as separate units of accounting. This may result in a difference in the timing of revenue recognition but will not result in a change in the total amount of revenue recognized in a bundled sales arrangement. The allocation of revenue to the separate deliverables is based on the relative fair value of each item. If the fair value is not available for the delivered items then the residual method must be used. This method requires that the amount allocated to the undelivered items in the arrangement is their full fair value. This would result in the discount, if any, being allocated to the delivered items. This consensus is effective prospectively for arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt this statement in 2004 prospectively.

In April 2003, the FASB issued SFAS No. 149, “Amendment to Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003 and certain provisions relating to forward purchases and sales on securities that do not yet exist. The Company is currently in the process of determining the impact of this statement on its results of operations, financial position and cash flows.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” The statement establishes standards for how an issuer classifies and measures certain financial instruments. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The statement requires that certain financial instruments that, under previous guidance, could be accounted for as equity, be classified as liabilities, or assets in some circumstances. This statement does not apply to features embedded in a financial instrument that is not a derivative in its entirety. The statement also requires disclosures about alternative ways of settling the instruments and the capital structure of entities whose shares are mandatorily redeemable. The adoption of SFAS No. 150 is not expected to have an impact on the Company’s financial statements.

3.	ACCOUNTS RECEIVABLE—NET

	March 31, 2003	December 31, 2002
	(Unaudited)
	(In Thousands)
Accounts receivable	$10,258	$7,973
Allowances for:
Doubtful receivable	(84)	(64)
Sales returns and discounts	(315)	(314)

	$9,859	$7,595

4.	INVENTORIES

	March 31, 2003	December 31, 2002
	(Unaudited)
	(In Thousands)
Finished goods	$3,679	$2,344
Work-in-process	2,700	2,846
Raw materials	1,829	1,777

	$8,208	$6,967

5.	SHORT-TERM INVESTMENTS

The following is a summary of available-for-sale securities:

	March 31, 2003	December 31, 2002
	(Unaudited)
	(In Thousands)
US treasury bills	$22,551	$26,914
Time deposits	10,263	10,263
Foreign government bonds	—	3,227
Corporate bonds	3,158	2,247
Others	24	24

	$35,996	$42,675

Available-for-sale securities by contractual maturity are as follows:

	March 31, 2003	December 31, 2002
	(Unaudited)
	(In Thousands)
Due within one year	$32,559	$40,606
Due after one year through two years	3,437	2,069

	$35,996	$42,675

The Company’s gross realized gains and losses on the sale of investments are determined using the specific identified method and for the period ended March 31, 2003 were both $0, and for the period ended March 31, 2002 were $30,000 and $76,000, respectively. Gross unrealized gains and losses as of March 31, 2003 were $46,000 and $74,000, respectively, and as of December 31, 2002 were $64,000 and $176,000, respectively.

6.	INCOME TAX

The effective income tax rate for the three months ended March 31 was 13.8% in 2003 and 13.9% in 2002, respectively.

7.	EARNINGS PER SHARE

The following table shows the calculation of basic and diluted earnings per share:

(All numbers in thousands except earnings per share)

	Three Months Ended March 31
	2003	2002
	(Unaudited)
Basic earnings per share:
Net income (in thousands)	$1,687	$3,029

Weighted average thousand shares outstanding—basic	38,091	38,289

Earnings per share—basic	$0.04	$0.08

Diluted earnings per share:
Net income (in thousands)	$1,687	$3,029

Weighted average thousand shares outstanding—basic	38,091	38,289

Effect of dilutive securities:
Options	737	1,841
Warrants	—	224

Weighted average thousand shares outstanding—diluted	38,828	40,354

Earnings per share—diluted	$0.04	$0.08

8.	OBLIGATIONS UNDER CAPITAL LEASE

The Company leases office space and certain equipment under non-cancellable operating lease agreements that expire at various dates through December 2005. The Company’s office lease provides for periodic rent increases based on the general rate of inflation. The Company also leases certain equipment under a capital lease that expires in May 2004. There are provisions in the lease that provides for a bargain purchase option upon the expiration of the lease.

As of March 31, 2003, minimum lease payments under all non-cancellable leases were as follows:

Year	Capital Leases	Operating Leases
	(In Thousands)
2003	$6	$1,027
2004	—	782
2005	—	93

Total minimum lease payments	6	$1,902

Less: Amount representing interest	1

Present value of minimum lease payments	5
Less: Current portion	5

Long-term obligations under capital lease	$—

Capital lease obligations are secured by the related equipment and the total costs of the equipment under capital lease were both $165,000 as of March 31, 2003 and as of December 31, 2002. Accumulated amortization was $160,000 as of March 31, 2003 and $155,000 as of December 31, 2002.

9.	RELATED PARTY TRANSACTIONS

a.    In February 2000, the Company loaned $750,000 to 3600 Web Ltd. (3600 Web). Interest accrued at USD-Libor + 1% and was to be paid semiannually until the loan was fully repaid or until the loan was converted into 2,083,333 Series B preference shares in 3600 Web, or 22.3% of the outstanding capital stock of 3600 Web. The conversion price was US $0.36 per share. The Company was granted the right to convert the loans at any time before the maturity date of February 1, 2005 or before the date 3600 Web offers its shares in an initial public offering. In February 2002, the Company made an additional loan of $1 million to 3600 Web on terms similar to the February 2000 loan until the loan was fully repaid or until the loan was converted into 1,000,000 Series C preference shares of 3600 Web at a conversion price of $1.00 per share. As of March 31, 2003, two of the Company’s directors serve as directors of 3600 Web.

On January 3, 2003, the Company issued a notice to 3600 Web to exercise the option to convert the loans to the shares in 3600 Web. After the conversion, the Company has a 35.18% ownership in 3600 Web and has elected to account for the investment under the cost method.

b.    In 2001, James Keim, one of the Company’s directors, accepted the assignment of Head of Marketing and Sales in the Cayman Islands, and moved to the Cayman Islands in December 2001. In connection with the move and to assist Mr. Keim to purchase a residence in the Cayman Islands, the Company entered into a term loan agreement with Mr. Keim in February 2002, under which the Company made an interest free, unsecured loan in the amount of $400,000 to Mr. Keim. The loan is repayable in February 2007. As of March 31, 2003, $18,000 had been repaid.

10.	CONTINGENCIES

a.    On March 22, 2000, Philips Electronics North America Corporation (Philips) asked the Company to evaluate the need for a license for products using I2C serial interface. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company believes that the Company would not be subject to any material exposure with respect to past activities. The Company is currently negotiating an agreement with Philips.

b.    On November 3, 2000, the Company filed a suit with the United States District Court in the Northern District of California against Monolithic Power Systems, Inc. (“MPS”), a privately held company in Los Gatos, California, USA seeking declaratory judgment of non-infringement and invalidity of MPS’ U.S. Patent No. 6,114,814. The Company also claimed intentional and negligent interference with prospective economic advantage. MPS counterclaimed alleging infringement of such patent. Before the Company’s filing, MPS alleged in a letter to the Company that a new product of the Company would infringe MPS’ U.S. Patent No. 6,114,814.

On October 24, 2001, the Company filed a complaint against MPS that seeks damages and injunctive relief for infringement of the Company’s U.S. Patent No. 6,259,615. The complaint was amended on November 13, 2001 to include trade secret counts against MPS. MPS also added additional counterclaims alleging infringement of MPS’ U.S. Patent No. 6,316,881, a continuation of MPS’ U.S. Patent No. 6,114,814. The court has issued orders construing the asserted claims of the patents-in-suit. The fact discovery cut-off date is currently May 9, 2003 and trial is currently scheduled to occur in February 2004. MPS seeks injunctive relief and unspecified damages. The Company disputes MPS’ claims and intends to defend the lawsuit vigorously. While the Company cannot make any assurance regarding the eventual resolution of this matter, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

c.    On January 6, 2003, the Company filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan. Subsequently, MPS also filed a patent infringement complaint in the Eastern District of Texas against Sumida Corporation in Japan and Taiwan Sumida Electronics Incorporated in Taiwan based on the same patents in the lawsuit in the Northern District of California. Sumida Corporation has sought indemnification from the Company. The Company is discussing the assumption of the defense and indemnification of the defendants in the latter lawsuit.

The Company is a party to other litigation matters, legal proceedings and claims. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on the Company’s consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company’s financial position or its results of operations.

11.	SEGMENT INFORMATION

The Company designs, develops and markets innovative power management and security components for mobile communication, computer, information appliance and LCD products. The company’s integrated circuit products are produced with digital, analog, and mixed signal integrated circuit manufacturing processes. The Company’s Chief Operating Decision Maker (“CODM”) is the Chief Executive Officer, as defined by SFAS No. 131. The Company does not identify or allocate assets by these groups and the CODM only reviews information on an enterprise-wide basis to assess performance and allocate resources. Based on criteria under SFAS No. 131, the Company has one reporting segment.

Net revenues from unaffiliated customers by geographic region are based on the customer’s bill-to location and were as follows:

	Three Months Ended March 31
	2003	2002
	(Unaudited)
	(In thousands)
Asia	$19,340	$16,097
U.S.A.	1	6

	$19,341	$16,103

Long-lived assets consist of fixed assets and are based on the physical location of the assets at the end of each period.

	March 31, 2003	December 31, 2002
	(Unaudited)
	(In Thousands)
Cayman	$1,701	$1,471
U.S.A.	402	414
Taiwan	2,587	2,679
Others	978	1,047

	$5,668	$5,611

During the quarter ended March 31, 2003, three customers accounted for 10% or more of net revenues (20.3%, 10.7% and 10.1%). During the quarter ended March 31, 2002, three customers accounted for 10% or more of net revenues (12.7%, 11.6% and 11.4%).

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the interim financial statements and the notes thereto in Part I, Item 1 of this quarterly report and with Operating and Financial Review and Prospects contained in the Company’s Annual Report on Form 20-F (the “Annual Report”).

Overview

We design, develop and market high performance mixed signal integrated circuits for power management, power saving applications and computer security applications. Our net sales have been derived primarily from the sale of integrated circuit products to customers in the mobile computing, communications and other consumer electronics products markets.

We utilize a “fabless” semiconductor business model, which means we focus on designing, developing and marketing products, while having these products manufactured by large independent semiconductor foundries. Because we are a fabless semiconductor company, we do not need to invest significant capital to manufacture semiconductor devices, and can take advantage of some of the cost-efficiencies of third-party foundries. We place purchase orders with third parties for specific quantities of packaged semiconductor devices or wafers at set prices. We also use third parties to test and assemble our products, which reduces the capital we need to invest in these activities.

Results of Operations

Net Sales.    Net sales for the three months ended March 31, 2003 were $19.3 million, an increase of $3.2 million or 20.1% from $16.1 million for the three months ended March 31, 2002. The increase in net sales reflects increased unit shipments of our existing products as well as shipments of new products.

Gross Profit.    Gross profit for the three months ended March 31, 2003 was $11.0 million, an increase of $599,000 or 5.8% from $10.4 million for the three months ended March 31, 2002. This increase in absolute dollar amount was due to increased sales of products. We expect that our gross profit as a percentage of net sales will fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

Research and Development Expenses.    Research and development expenses for the three months ended March 31, 2003 were $4.9 million, an increase of $340,000 or 7.4% from $4.6 million for the three months ended March 31, 2002. This increase primarily reflects non-recurring expenses associated with the development of new products, the addition of research and development personnel and other expenses associated with the expansion of our design activities. We expect that research and development expenses will increase in the foreseeable future due to more non-recurring expenses associated with the development of new products.

Selling, General and Administrative Expenses.    Selling, general and administrative expenses for the three months ended March 31, 2003 were $4.3 million, an increase of $1.7 million or 62.1% from $2.7 million for the three months ended March 31, 2002. This increase in absolute dollar amount was primarily due to increased expenses relating to intellectual property protection activities, sales commissions relating to higher sales, additional personnel, system training expenses, and other expenses associated with the additional personnel. We expect that selling, general and administrative expenses will continue to increase in absolute dollars for the foreseeable future.

Stock-Based Compensation.    For accounting purposes, we recognize stock-based compensation whenever we grant options or warrants to purchase our ordinary shares to employees with exercise prices that are less than the fair market value of the underlying shares at the grant date and whenever we grant options or warrants to consultants. Amortization of deferred compensation recorded in the first three months of 2003 was $0, a decrease of $20,000 or 100% from $20,000 for the three months ended March 31, 2002.

Non-operating Income—net.    Non-operating income—net for the three months ended March 31, 2003 was $231,000, a decrease of $183,000 from $414,000 for the three months ended March 31, 2002, primarily reflecting decrease in interest income on bank deposits and short-term investments.

Income Taxes.    Income tax expenses for the three months ended March 31, 2003 was $270,000, a decrease of $217,000 from income tax expenses of $487,000 for the three months ended March 31, 2002.

Our quarterly results of operations have fluctuated significantly in the past and may continue to fluctuate in the future based on a number of factors, not all of which are in our control. In particular, our results of operations have fluctuated in the past due, among other things, to competitive pressures on selling prices; the volume of product sales; the timing and cancellation of customer orders; lengthy sales cycles; pricing concessions on volume sales; changes in product mix; product pricing from foundries; our ability to develop, introduce and market new products and technologies on a timely basis; introduction of products and technologies by our competitors; and market acceptance of our and our customers’ products. Our results of operations may also fluctuate in the future based on a number of factors, including but not limited to, those listed above, general business conditions in the semiconductor industry; general economic conditions; currency fluctuations; the availability of foundry capacity and raw materials, and our ability to expand and implement our sales and marketing programs. As a result of the foregoing factors, we believe period to period comparisons are not necessarily meaningful and should not be relied upon as indicative of future results.

Liquidity and Capital Resources

On March 31, 2003, we had $132.0 million in total current assets, including $72.8 million in cash and cash equivalents and $36.0 million in short-term investments. Our operating activities provided cash in the amount of $1.0 million in the three months ended March 31, 2003. Additionally, our investing activities provided cash of $3.3 million in the three months ended March 31, 2003 and our financing activities used cash of $602,000 in the three months ended March 31, 2003.

Statement Regarding Forward-Looking Statements

This Form 6-K contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expects,” “should,” “could,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms and other comparable terminology. These forward-looking statements include statements relating to our future gross profits, research and development expenses and selling, general and administrative expenses. The forward-looking statements contained in this Form 6-K involve known and unknown risks, uncertainties and other factors that may cause our or the industry’s actual results, levels of activity, performance or achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these statements. Such risks and uncertainties include the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new competing technologies and the increase of unexpected expenses. These factors also include, among other things, those risks outlined in our filings with the Securities and Exchange Commission, including our Annual Report, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Item 3.	Quantitative and Qualitative Disclosure about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. In the normal course of business, our financial position is routinely subject to a variety of risks, including market risk associated with interest rate movements and currency rate movements on non-U.S. dollar denominated assets and liabilities, as well as collectibility of accounts receivable.

We regularly assess these financial instruments and their ability to address market risk and have established policies and business practices to protect against the adverse effects of these and other potential exposures.

Interest Rate Risk

Our major market risk exposure is changing interest rates. Our exposure to market risk for changes in interest rates relates primarily to our short-term investments in government and corporate bonds.

We maintain a short-term investment portfolio consisting mainly of fixed income securities with an average maturity of one to two years. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market rates were to increase immediately and uniformly by 10.0% from the levels at March 31, 2003, the fair value of the portfolio would decline by an immaterial amount. We presently intend to treat our fixed income investments as available for sale, and therefore we do not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden short-term change in market interest rate exposures. We did not purchase or hold any derivative financial instruments for trading purposes.

The table below provides information about our financial instruments whose fair value that are sensitive to changes in interest rates as of March 31, 2003.

	Expected Maturity Dates					Total Carrying Value	Fair Value
	2003	2004	2005	2006	2007 and thereafter
	(in thousands)
US Treasury Bills
Fixed rate (US$)	19,114	3,437				22,551	22,551
Time Deposit
Fixed rate (US$)	10,263					10,263	10,263
Corporate Bonds
Fixed rate (US$)	3,158					3,158	3,158

Foreign currency risk

Fluctuations in exchange rates may adversely affect our financial results. The functional currencies for our foreign subsidiaries are the local currency. As a result, certain of our assets and liabilities, including certain bank accounts, accounts receivable and accounts payable, exist in non-U.S. dollar denominated currencies, which are sensitive to foreign currency exchange rate fluctuations.

We enter into certain transactions denominated in foreign currencies but, because of the relatively small size of each individual currency exposure, we do not employ hedging techniques designed to mitigate foreign currency exposures. Gains and losses from these transactions as of March 31, 2003 have been immaterial, and are reflected in the results of operations.

PART 2.	OTHER INFORMATION

Item 1.	Exhibits

(a)    Exhibits:

The Exhibit Index attached hereto is hereby incorporated by reference to this Item.

(b)

EXHIBIT INDEX

Exhibit Number	Exhibit Title

99	Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

O2 MICRO INTERNATIONAL LIMITED

Date: June 26, 2003	/s/ STERLING DU
	Name:	Sterling Du
	Title:	Chief Executive Officer